SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

May 10, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	William Demarest Wilson Lee Robert Arzonetti Susan Block

Re:	Learn SPAC HoldCo, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed May 10, 2024
File No. 333-276714
Ladies and Gentlemen:

On behalf of Learn SPAC HoldCo, Inc. (the “Company”), we transmit herewith Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 26, 2024 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 2, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 2 to Registration on Form S-4

Q: What happens if a substantial number of the public shareholders, page xxii

1.
We note your response to prior comment 6 including the disclosure that you omitted the Company Earnout Shares and the Sponsor Earnout Shares as sources of dilution because they will be considered a liability of Innventure and the Sponsor respectively.  Please revise your disclosure where appropriate to include the Company Earnout Shares and the Sponsor Earnout Shares as sources of dilution or explain why the issuance of such shares will not lead to dilution of investors’ interests.

Response:  The Company acknowledges the Staff’s comment and has revised its disclosure on pages xxii–xxv of Amendment No. 2 to include the Company Earnout Shares and the Sponsor Earnout Shares as sources of dilution. Additionally, the Company respectfully advises the Staff that the tables and disclosure on pages xviii – xix, xxii–xxv (as revised), 13 – 14 and 108 – 109 each present two outcomes: (i) the expected ownership levels in Holdco immediately following the consummation of the Business Combination and (ii) the expected ownership levels in Holdco immediately following the consummation of the Business Combination taking into account various sources of dilution, including the Company Earnout Shares and the Sponsor Earnout Shares.

Ownership of Holdco Following the Business Combination, page 13

2.
We note your response to prior comment 9. Please revise your disclosure to disclose the Sponsor’s total potential ownership to include the Sponsor Earnout Shares or explain why the issuance of such shares would not increase the Sponsor’s total ownership.

Response:  The Company acknowledges the Staff’s comment and respectfully directs the Staff to the disclosures made in the tables on page 14 of Amendment No. 2, which were previously amended to include the Sponsor Earnout Shares.

Risk Factors

We may not be able to complete an initial business combination with a U.S. target, page 39

3.
We note your response to prior comment 5.  In your correspondence you disclosed the identity of one of the owners/control persons of your Sponsor and the fact that one is a citizen of the United Kingdom.  Please revise your disclosure in the registration statement to also include such information.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 39-40 of Amendment No. 2.

Risk Factors

Learn CW has identified material weaknesses in its internal control, page 41

4.
We note your response to prior comment 14.  Please revise your disclosure to elaborate upon the nature of the remediation measures and their implementation status for the identified material weaknesses in Learn CW’s internal control over financial reporting.

Response:  The Company acknowledges the Staff’s comment and has revised its disclosure on page 41 of Amendment No. 2.

Background of the Business Combination, page 90

5.	We note your response to prior comment 18. Please revise your background discussion to:

•
Expand your background discussion to provide more detailed disclosure regarding key negotiation considerations and how they changed over time.  Currently the background disclosure references negotiation topics without appearing to provide details or explaining their significance or how they may have changed before being reflected in the proposed business combination.  For  example, the disclosure state that the August 17, 2023 LOI included an equity valuation of $500 million, a contemplated Up-C structure, execution of at least a $75 million equity facility, etc.  However, it is unclear what other key terms were involved.  Revise to provide details, including quantitative detail, as to how the parties reached the material terms of the transaction, such as the material components of the merger consideration.  Please identify the original terms, which party proposed the consideration or term, as well as how and why any terms were revised over time.

•
Specifically identify by name the person or persons involved in meetings or negotiations.  There are still numerous instances where you do not specifically identify who was present at a meeting or negotiation. For example:

o
On page 93, you state that on April 26, 2023, a representative of Advisor visited the Austin, Texas offices of Accelsius, and attended in-person meetings with members of the Innventure and Accelsius leadership teams, including Messrs. Haskell and Josh Claman;

o	On page 95, you state that on August 31, 2023, Advisor, Grail Partners and Innventure, including Mr. Haskell, further discussed the Financing;
o	On page 96, you state that from September 13, 2023 through the middle of October 2023, representatives of Learn CW, Innventure, Advisor and other advisors held discussions; and
o
On page 96, you state that from September 28, 2023 through October 21, 2023, representatives from Sidley, VP, Learn CW, Innventure, and Advisor attended regular teleconference calls to discuss then-remaining open negotiation points.

•
Describe any discussions about the need to obtain additional financing for the combined company and the negotiation/marketing processes.  For example, you state on page 98 that on November 10 and 11, 2023, members of Innventure management, including Roland Austrup, Head of Capital Markets, and Lucas Harper, Chief Investment Officer, met with Adam Fisher and Robert Hutter from the Learn CW management team to discuss capital raising strategies;

•	If the Sponsor and management and affiliates have a track record with SPACs, balanced disclosure about this record and the outcomes of the prior transactions;
•
Describe any discussions about continuing employment or involvement for any persons affiliated with Learn CW before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between the Sponsor and additional investors;

•	Describe the negotiation of any contingent payments to be received by Innventure shareholders; and
•	Describe the negotiation of any arrangements whereby any shareholder agrees to waive its redemption rights.

Response:  The Company respectfully acknowledges the Staff's comment and has revised the disclosure throughout the section titled “Timeline of the Proposed Business Combination with Innventure” in Amendment No. 2.  The Company also respectfully advises to the Staff that general disclosure identifying the names of certain parties representatives who participated in meetings or negotiations is contained on page 92.

The Company also respectfully advises the Staff that none of the Sponsor, management or their affiliates have a track record with SPACs, other than the disclosure included with respect to Mr. Hutter on page 101 of Amendment No. 2.  The Company also respectfully advises the Staff that it is not aware of any discussions about continuing employment or involvement for any persons affiliated with Learn CW before the merger, any formal or informal commitment to retain the financial advisors after the merger or any pre-existing relationships between the Sponsor and additional investors. The Company also respectfully advises the Staff that it is not aware of any negotiations of contingent payments to be received by Innventure shareholders, other than those described in Amendment No. 2 with respect to the earnout consideration.

The Company also respectfully advises the Staff that there are no arrangements whereby any shareholder has agreed to waive its redemption rights, other than with respect to those entered into in connection with the Learn CW IPO.

Interests of Learn CW’s Directors and Executive Officers in the Business Combination, page 102

6.
We note your response to prior comment 20.  Please revise here, in the Summary and where appropriate to quantify the aggregate dollar amount and describe the nature of what Learn CW’s officers and directors have at risk, if material, that depends on completion of a business combination.  Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which Learn CW’s officers and directors are awaiting reimbursement.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures on pages 17-18, 26, and 104 of Amendment No. 2.

Accelsius

Growth Strategy, page 171

7.
We note your response to prior comment 26.  You state that “Accelsius has signed revenue-generating agreements with several initial partners with whom it will deploy NeuCool thermal management systems to operating data centers by mid-2024.” Please revise your disclosure to describe the material terms of these revenue-generating agreements and file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K, or explain the basis for your determination that filing them is not required.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 173 of Amendment No. 2. The Company further respectfully advises the Staff that it believes the revenue generating agreements are not material contracts required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K. The revenue generating agreements consist of memorandums of understanding (the “MOUs”), master services agreements (the “MSAs”) and value added reseller agreements (the “VARs”) entered into in the ordinary course of business, and the Company’s business is not substantially dependent on any of the individual agreements.

Item 21.  Exhibits and Financial Statement Schedules, page II-2

8.
We note your response to prior comment 30.  We do not see as an exhibit the Sponsor Letter Agreement or the Promissory Note with Sponsor dated May 3, 2022.  Please file or advise why you do not think it is necessary to file these agreements. Refer to Item 601(b)(10) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Sponsor Letter Agreement has been filed as Exhibit 10.21 to the Registration Statement.  The Company also respectfully advises the Staff that the Promissory Note dated May 3, 2022 has been amended and restated by the Second Amended and Restated Promissory Note, dated December 29, 2023, which is filed as Exhibit 10.30 to the Registration Statement.

If you have any questions regarding the foregoing or Amendment No. 1, please contact the undersigned at (212) 839-5430 or John Stribling of Sidley Austin LLP at (713) 495-4673.

Sincerely,

/s/ David Ni
David Ni
Sidley Austin LLP

cc:	Robert Hutter, Learn SPAC HoldCo, Inc.
Josh DuClos, Sidley Austin LLP
John Stribling, Sidley Austin LLP
Joel May, Jones Day
Thomas Short, Jones Day